SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2014. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we	5
	filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

1. Cash dividend declaration on the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock; 2. Creation of Series KK 10% Cumulative Convertible Preferred Stock; 3. Appointment of Rizal Commercial Banking Corporation as Transfer Agent and Registrar for shares of the Series KK 10% Cumulative Convertible Preferred Stock; and 4. Redemption of the Company’s Series II 10% Cumulative Convertible Preferred Stock which were issued in the year 2010.

Exhibit 1

January 26, 2016

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

January 26, 2016

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

SEC Registration Number
P	W	—	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
			T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

	R	A	M	O	N	C	O	J	U	A	N	G	C	O		B	U	I	L	D	I	N	G
-
M	A	K	A	T	I	A	V	E	N	U	E		M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License
								Type, If Applicable
1	7	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

(02) 816-8534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,837 As of December 31, 2015	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
	Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1. January 26, 2016

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
	Province, country or other jurisdictionIndustry Classification Code
	of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200

Address of principal office
Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on January 26, 2016:

1.	The Board declared a cash dividend in the total amount of 12,285,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending March 15, 2016, payable on March 15, 2016 to the holder of record on February 24, 2016.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2015, which are sufficient to cover the total amount of dividend declared.

2.	The Board approved the creation of 20,000 shares of Non-Voting Serial Preferred Stock constituted into Series KK 10% Cumulative Convertible Preferred Stock of the Company, for issuance in the implementation of the Subscriber Investment Plan from January 1, 2016 through December 31, 2020.

3.	The Board approved the appointment of Rizal Commercial Banking Corporation as Transfer Agent and Registrar for shares of the Series KK 10% Cumulative Convertible Preferred Stock.

4.	The Board authorized/approved the redemption of shares of the Company’s Series II 10% Cumulative Convertible Preferred Stock (the “SIP Shares”) which were issued in the year 2010, effective May 11, 2016. The record date for the determination of the holders of outstanding SIP Shares subject to redemption is February 10, 2016.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By:

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

January 26, 2016

January 26, 2016

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of the Resolution adopted by the Board of Directors of Philippine Long Distance Telephone Company at a meeting held on January 26, 2016, creating the Series KK 10% Cumulative Convertible Preferred Stock.

Upon recordal by the Securities and Exchange Commission of the aforementioned Resolution, the same shall thereupon be deemed part of the Articles of Incorporation of the Company.

Very truly yours, s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

January 26, 2016

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith a copy of the Resolution adopted by the Board of Directors of Philippine Long Distance Telephone Company at a meeting held on January 26, 2016, creating the Series KK 10% Cumulative Convertible Preferred Stock.

Upon recordal by the Securities and Exchange Commission of the aforementioned Resolution, the same shall thereupon be deemed part of the Articles of Incorporation of the Company.

Very truly yours, s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,837 As of December 31, 2015	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	January 26, 2016

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdiction Industry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

11.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

SECRETARY’S CERTIFICATE

I, MA. LOURDES C. RAUSA-CHAN, Corporate Secretary of PHILIPPINE LONG DISTANCE TELEPHONE COMPANY hereby certify that:

1. At a meeting of the Board of Directors of Philippine Long Distance Telephone Company (the “Company”) held on January 26, 2016, the following preambles and resolutions were approved and adopted:

“WHEREAS, under its Articles of Incorporation as amended (the “Articles of Incorporation”), this Corporation is authorized to issue from time to time 387,500,000 shares of Non-Voting Serial Preferred Stock with a par value of P10 each in one or more series as the Board of Directors may determine and the Board of Directors is expressly authorized, subject to the provisions of the Seventh Article of the Articles of Incorporation, to establish and designate series of Non-Voting Serial Preferred Stock and to fix the number of shares to be included in each such series, and the relative rights, preferences and limitations of the shares of each series;

WHEREAS, the Articles of Incorporation further provide that to the extent not set forth in the Seventh Article thereof, the terms of each such series shall be specified in the resolution or resolutions adopted by the Board of Directors pursuant to the authority therein granted providing for the issuance of such shares, which resolution or resolutions shall be recorded with the Philippine Securities and Exchange Commission and thereupon be deemed a part of the Articles of Incorporation;

WHEREAS, under the Corporation’s Subscriber Investment Plan established in the implementation of Presidential Decree No. 217, applicants for telephone service and existing subscribers in certain cases are required, and beginning in 2003, have the option to purchase shares of 10% Cumulative Convertible Preferred Stock in varying amounts depending on the type of service applied for, at a price per share equivalent to the par value thereof, to finance part of the capital investment in the installation of the service applied for;

WHEREAS, there is a need for the creation of a new series of Non-Voting Serial Preferred Stock to be designated as Series KK 10% Cumulative Convertible Preferred Stock for issuance in the implementation of the Subscriber Investment Plan from January 1, 2016 through December 31, 2020;

NOW, THEREFORE, BE IT RESOLVED that 20,000 shares of Non- Voting Serial Preferred Stock of the Corporation be, and are hereby, constituted into a series designated as Series KK 10% Cumulative Convertible Preferred Stock, which shares shall be issued in the implementation of the Corporation’s Subscriber Investment Plan, to applicants for telephone service who subscribe for such shares from January 1, 2016 through December 31, 2020;

RESOLVED FURTHER, that in addition to the preferences, qualifications, limitations, restrictions and the relative or special rights set forth in the Seventh Article of the Articles of Incorporation pertaining to all shares of Non-Voting Serial Preferred Stock as a class to which the shares of Series KK 10% Cumulative Convertible Preferred Stock as a series of Serial Preferred Stock are subject, the shares of Series KK 10% Cumulative Convertible Preferred Stock shall further be subject to the following terms and conditions:

1. The holders of shares of Series KK 10% Cumulative Convertible Preferred Stock as of such record date fixed by the Board of Directors for the purpose of determining holders of shares of Series KK 10% Cumulative Convertible Preferred Stock entitled to receive dividends (which record date shall not be more than forty five (45) days prior to the dividend payment date), shall be entitled to receive, when, as and if declared by the Board of Directors, dividends in cash at the rate of 10% per share per annum, and no more, payable annually on the last business day of July in each year. Such dividend on shares of the Series KK 10% Cumulative Convertible Preferred Stock shall be cumulative from the respective dates of issue of such shares.

2. After December 31, 2021 (for shares subscribed from January 1, 2016 to December 31, 2016), or after December 31, 2022 (for shares subscribed from January 1, 2017 to December 31, 2017), or after December 31, 2023 (for shares subscribed from January 1, 2018 to December 31, 2018), or after December 31, 2024 (for shares subscribed from January 1, 2019 to December 31, 2019) or after December 31, 2025 (for shares subscribed from January 1, 2020 to December 31, 2020), the Corporation at the option of the Board of Directors may redeem the             shares of Series KK 10% Cumulative Convertible Preferred Stock at the time outstanding, in whole or in part, at anytime or from time to time, upon notice duly given as hereinafter provided by paying therefor in cash an amount equal to the par value of the shares to be so redeemed, plus accrued and unpaid dividends thereon to the date fixed for redemption.

At least ninety (90) days previous notice of any such redemption of shares of Series KK 10% Cumulative Convertible Preferred Stock shall be mailed to the holders of record of the shares to be redeemed, at their respective addresses as shown by the records of the Corporation and such notice shall also be published once in a daily newspaper of general circulation in Manila, Philippines, such publication to be at least thirty (30) days prior to the date fixed for such redemption.

In case of the redemption of only part of the outstanding shares of Series KK 10% Cumulative Convertible Preferred Stock, the Corporation shall select by lot the shares to be so redeemed. Subject to the limitations and provisions herein contained, the Board of Directors shall have full power and authority to prescribe the manner in which the drawings by lot shall be conducted and the terms and conditions upon which the outstanding shares of Series KK 10% Cumulative Convertible Preferred Stock shall be redeemed from time to time.

If such notice of redemption shall have been duly given by mail and publication and if, on or before the redemption date specified in such notice all funds necessary for such redemption shall have been set aside by the Corporation, separate and apart from its other funds in trust for redemption, so as to be and continue to be available therefor, then, notwithstanding that any certificate for             shares of Series KK 10% Cumulative Convertible Preferred Stock so called for redemption shall not have been surrendered for cancellation, the shares represented thereby shall not be deemed to be outstanding, after such redemption date, the right to receive dividends thereon shall cease to accrue from and after the date of redemption so designated and all rights with respect to such shares of Series KK 10% Cumulative Convertible Preferred Stock so called for redemption shall forthwith on such redemption date cease and terminate except only the right of the holders thereof to receive the redemption price of such shares so to be redeemed but without interest thereon.

3. After December 31, 2017 (for shares subscribed from January 1, 2016 to December 31, 2016), or after December 31, 2018 (for shares subscribed from January 1, 2017 to December 31, 2017), or after December 31, 2019 (for shares subscribed from January 1, 2018 to December 31, 2018), or after December 31, 2020 (for shares subscribed from January 1, 2019 to December 31, 2019) or after December 31, 2021 (for shares subscribed from January 1, 2020 to December 31, 2020), any holder of shares of Series KK 10% Cumulative Convertible Preferred Stock may at any time or from time to time (but in case his shares have been called for redemption, then only on or prior to the tenth day preceding the date fixed for such redemption, unless default shall be made in the payment of the redemption price) convert all or any of the shares of such Series KK 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Capital Stock of the Corporation, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Capital Stock on the Philippine Stock Exchange, or if there shall have been no such sales on the Philippine Stock Exchange on any day, the average of the bid and the asked prices of a share of Common Capital Stock of the Corporation at the end of such day on such Exchange, in each such case averaged over a period of thirty (30) consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the par value            per share            of Common Capital Stock. The number of shares of Common Capital Stock issuable at any time upon conversion of one share of Series KK 10% Cumulative Convertible Preferred Stock shall be determined by dividing P10.00 by the then applicable conversion price.

In case the shares of Common Capital Stock at any time outstanding shall be subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Capital Stock shall be proportionately decreased or increased, as the case may be and in the case of a stock dividend, such price shall be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Capital Stock. In the event the relevant effective date for any such subdivision or consolidation of shares or stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of Series KK 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment shall be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Capital Stock, or in case of any consolidation or merger of the Corporation with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sales prices utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

Any holder of shares of Series KK 10% Cumulative Convertible Preferred Stock desiring to convert said shares as aforesaid shall surrender the certificates therefor, duly endorsed to the Corporation or in blank or accompanied by proper instruments to transfer to the Corporation or in blank in each case together with written notice of his election to convert setting forth in writing the name or names in which the certificate or certificates for shares of Common Capital Stock is to be issued, to the Corporation or at the offices of the conversion agent for the Series KK 10% Cumulative Convertible Preferred Stock or at such other place or places as the Board of Directors may determine. Thereupon, the holder surrendering such certificate or certificates of shares of Series KK 10% Cumulative Convertible Preferred Stock shall be entitled to receive therefor certificates for the number of whole shares of Common Capital Stock into which such shares of Series KK 10% Cumulative Convertible Preferred Stock are at the time convertible; and from and after the time of such surrender, each holder of record of shares of Series KK 10% Cumulative Convertible Preferred Stock exercising such option to convert shall be deemed to be the holder of record of the shares of Common Capital Stock issuable on conversion, notwithstanding that the stock transfer books of the Corporation shall then be closed or that a certificate representing such shares of Common Capital Stock shall not then be actually delivered to such holder. Upon the conversion of the shares of Series KK 10% Cumulative Convertible Preferred Stock into shares of Common Capital Stock, no adjustment shall be made for cash dividends on shares of either class of stock.

The Corporation shall at the time the shares of Series KK 10% Cumulative Convertible Preferred Stock become convertible into shares of Common Capital Stock make and keep available out of its authorized but unissued shares of Common Capital Stock the full number of shares into which all shares of Series KK 10% Cumulative Convertible Preferred Stock from time to time outstanding are convertible.

The Corporation will pay any and all fees and other taxes that may be payable in respect of any issue or delivery of shares of Common Capital Stock on conversion of the Series KK 10% Cumulative Convertible Preferred Stock pursuant hereto. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of             shares of Common Capital Stock in a name other than in which the shares of Series KK 10% Cumulative Convertible Preferred Stock so converted was registered and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of any such tax or has established to the satisfaction of the Corporation, that such tax has been paid or is not payable.

No fraction of a share of Common Capital Stock shall be issued upon conversion of shares of Series KK 10% Cumulative Convertible Preferred Stock but, in lieu thereof, the Corporation shall pay to the holders of such shares so converted who would otherwise be entitled to a fraction of a share a cash adjustment in respect of such fraction in an amount equal to the same fraction of the average sales price of a full share of Common Capital Stock as computed under the first paragraph of this subdivision 3 for the purpose of determining the conversion price for such conversion.

4. All shares of Series KK 10% Cumulative Convertible Preferred Stock redeemed by the Corporation or converted into shares of Common Capital Stock shall thereupon revert to and shall form part of the unissued Non-Voting Serial Preferred Stock of the Corporation and such shares may be reissued by the Corporation in any other series which the Board of Directors may from time to time establish and designate.

5. In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the affairs of the Corporation, the holders of the outstanding shares of Series KK 10% Cumulative Convertible Preferred Stock shall be entitled to be paid an amount equal to the par value of their shares plus accrued and unpaid dividends thereon to the date fixed for such payment.

RESOLVED FINALLY, that the appropriate officers of this Corporation be, and are hereby, authorized and directed to take all steps necessary and appropriate for the recording of these resolutions with the Philippine Securities and Exchange Commission.”

2. The aforequoted preambles and resolutions are still in full force and effect.

WITNESS my hand and the seal of the Company this 26th day of January, 2016 at Makati City, Philippines.

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN
Corporate S PHILIPPINE LONG DISTAN	ecretary CE TELEPHONE COMPANY

SUBSCRIBED AND SWORN to before me this 26th day of January, 2016 at Makati City, affiant exhibited to me her Philippine Passport No. EB3934720 issued in Manila by the Department of Foreign Affairs on October 24, 2011 and valid until October 23, 2016.

NOTARY PUBLIC

/s/ ABNER TITO L. ALBERTO

`
ABNER TITO L. ALBERTO
Notary Public for the City of Makati
Until December 31, 2016
Notarial Appointment No. M-93
Roll of Attorneys No. 38834
PTR O.R. NO. 5329767-01/11/16 Makati City
IBP Lifetime Roll No. 02359 – May 9, 2001

Doc. No. 302 Page No. 62;

Book No. III;
Series of 2016.
.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: January 26, 2016